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                                                                EXHIBIT 9(a)(13)




                    PEOPLES HERITAGE ANNOUNCES FINAL RESULTS
                       OF DUTCH AUCTION SELF TENDER OFFER

     Portland, Maine; October 16, 1996. Peoples Heritage Financial Group, Inc. (NASDAQ:PHBK) announced today the final results of its self tender offer. The tender offer was completed at 5:00 p.m., on Monday, October 7, 1996. The Company purchased 2,500,000 shares of its Common Stock at a purchase price of $24.00 per share. The final proration factor for the tender offer is 71.7%.

     The depositary for the tender offer, American Stock Transfer and Trust Company, will issue payment on Wednesday, October 16, 1996 for the shares accepted under the tender offer.

     The tender offer was conducted by Peoples Heritage in connection with its proposed acquisition of Family Bancorp (NASDAQ:FMLY), which is anticipated to be completed by year end following the receipt of all required regulatory approvals. Based on outstanding shares of Family common stock and options to purchase such stock, a maximum of 5,572,001 shares of Common Stock will be issuable by the Company upon completion of the acquisition of Family Bancorp.

     Peoples Heritage Financial Group is a $4.4 billion banking and financial services holding company headquartered in Portland, Maine. The Company's Maine banking subsidiary, Peoples Heritage Bank, operates 62 banking offices throughout the state. Its New Hampshire banking subsidiary, Bank of New Hampshire, operates 44 banking offices throughout the state. Family Bancorp is the holding company for Family Bank which operates 17 banking offices in northeastern Massachusetts and six banking offices in southern New Hampshire.